August 23, 2016

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FuelCell Energy, Inc. Form 10-K for the Fiscal Year Ended October 31, 2015 Filed January 8, 2016 File No. 1-14204

Dear Mr. James:

This correspondence is in response to your letter dated August 16, 2016, to Michael Bishop, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell”, “FCE” or the “Company”). For the Staff’s reference, we have included, in this response letter, the original Staff comment in italics which is followed by FuelCell’s response.

Form 10-K for the fiscal year ended October 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Product Sales, page 47

1.	We note the disclosure that revenues declined due to decreased sales of fuel cell kits to POSCO and power plant revenue partially offset by an increase in engineering and construction services. In future filings please also disclose the underlying reasons for items that impact revenue. For example, explain why POSCO purchased fewer fuel cell kits in fiscal year 2015 compared to fiscal year 2014. Refer to Item 303 of Regulation S-K and Section III.B.1. of SEC Release 33–8350. We further note, in this regard, public statements by management, such as in earnings calls, that you are transitioning away from selling kits to POSCO in favor of a royalty-based arrangement. If this change will materially impact your business or results of operations, please note your disclosure obligations pursuant to Item 303(a)(3)(ii) of Regulation S-K.

FuelCell Energy, Inc.	phone	203 825.6000
3 Great Pasture Road	fax	203 825.6100
Danbury, CT 06813-1305	www.fuelcellenergy.com

Mr. James

Securities and Exchange Commission

August 23, 2016

FuelCell Response:

We acknowledge the regulations and guidance identified by the Staff and the Company understands its responsibility to provide disclosure on known trends and uncertainties impacting our financial statements.

The Staff has highlighted elements relating to our business relationship with POSCO Energy for disclosure considerations. As further background, the Company has disclosed the transition of the relationship with its partner, POSCO Energy, in multiple filings since 2012. The Company entered into an expanded cell license agreement in 2012 which enabled POSCO to manufacture cell technology in Korea, and POSCO built a planned factory which is now on line. For instance, the Company included disclosure to this end in Item 1 Business of the Form 10-K that the multi-year kit order with POSCO concludes at the end of 2016. Both the multi-year kit order and license agreement have been filed as material agreements as exhibits 10.72 and 10.73 of the Form 10-K.

As requested by the Staff, the Company plans to expand its disclosure in the Management Discussion and Analysis (MD&A), Results of Operations Section in future filings to address the underlying reasons for items impacting revenue in accordance with Item 303 of Regulation S-K and Section III.B.1. of SEC Release 33–8350, disclosure within the MD&A. In particular, we anticipate that this disclosure will discuss the transition of the South Korean business from kit sales to a royalty based model along with other important business trends, such as management’s plans for megawatt and multi-megawatt turnkey projects in the United States and Europe. In all events, we will plan to disclose the impact of these trends on our revenues, income and financial statements.

The Company believes that it has addressed the Staff’s comments. FuelCell acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. Bishop

Michael S. Bishop

Sr. Vice President & CFO

cc:	Arthur A. Bottone, President & CEO, FuelCell Energy, Inc. Richard Krantz, Partner, Robinson & Cole